UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 16, 2024

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Following the successful completion of Yandex N.V.’s (the “Company’s) divestment of its Russian businesses, the Company has announced the group’s new brand, Nebius Group, and has provided further details of its businesses.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated July 16, 2024, announcing the introduction of the new Nebius Group (“Nebius Group to build leading European AI infrastructure company”).

Furnished as Exhibit 99.2 to this Report on Form 6-K is an Overview of Nebius Group dated July 16, 2024.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Yandex N.V. dated July 16, 2024, dated July 16, 2024, announcing the introduction of the new Nebius Group (“Nebius Group to build leading European AI infrastructure company”).
99.2	Overview of Nebius Group dated July 16, 2024

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: July 16, 2024	By:	/s/ JOHN BOYNTON
John Boynton
Chairman of the Board